UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510



							December 17, 2004


via U.S. mail and Facsimile

Lisa Fries Gardner
Foster Wheeler Inc.
Perryville Corporate Park
Clinton, New Jersey 08809-4000

	Re:  	Foster Wheeler Ltd. and Foster Wheeler LLC
		Form S-3/A, filed on December 15, 2004
		File No. 333-120076


Dear Ms. Gardner:

      This is to advise you that we have reviewed only those portions of the above registration statement that relate to resale of the warrants, preferred shares, and common stock, the legality opinions, and the selling shareholder disclosures. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

1. We note your response to prior comment 4. Please remember as well that the registration statement for the issuance of common stock upon exercise of the warrants must be effective before any of the warrants are exercised.

Legality Opinions
2. Please revise all legality opinions to make clear to which entity(ies) counsel is providing the legality opinion.

Exhibit 5.2
3. We note your response to prior comment 12. We have the following further comments:

* With respect to assumption (g), while you may assume that the resolutions will remain in force in the future, you may not assume that the resolutions were in force at the time of your opinion as the resolutions underlie the entities ability to legally and validly enter into any obligations. Please revise.

* With respect to assumption (j), please revise to delete the assumption that the Company, FW Holdings, and Continental were solvent at the time that each entered into the indenture. To the extent this is necessary to counsel`s opinion, counsel should verify that fact. Note that we do not object to your statement that the obligations of the parties will be subject to laws in effect from time to time relating to insolvency.
4. Counsel must opine that the guarantees are valid and binding obligations of the guarantors it represents. We note that the enforceability of the guarantees made by the Bermuda companies is not covered by the King & Spalding opinion, as these are not "Covered Guarantors". Please revise. We will not object if King & Spalding opines as to the enforceability of the guarantees and relies upon the
Conyers opinion for corporate matters underlying its opinion, provided that both opinions express, as the case may be, their consent to and reliance upon these opinions.
5. The last sentence of this opinion suggests that the King & Spalding opinion was filed as Exhibit 5.2 to the registration statement. Please revise to correct this reference.

Exhibit 5.3
6. Please delete the first sentence of the penultimate paragraph of the opinion as you may limit the opinion as to purpose, but not as to persons.
7. Please ensure that the enforceability of the Guarantee made by Foster Wheeler Europe Limited is opined upon under New York law, which governs the indenture. We will not object if King & Spalding renders this opinion in reliance upon King & Spalding International`s opinion that the guarantee has been duly authorized, executed and delivered under English law.
8. Information that is verifiable by counsel should not be assumed in its opinion. For example, the assumption regarding the guarantor`s ability to pay its debts as of September 24, 2004, certain resolutions or documents having already been filed within applicable time periods and no rescission of the resolutions as of the date of the opinion should not be assumed. These and any similar assumptions and qualifications made in Schedules 1 and 2 to the opinion should be removed.

Exhibit 5.4
9. Since the Indenture is governed by New York law, either Heller
Ehrman or King & Spalding, in reliance upon Heller Ehrman`s opinion, must opine that the guarantees made by the California companies are binding under New York law.

Exhibit 5.5
10. Please delete the first and second sentences in the third paragraph of your opinion. You may limit the opinion as to purpose, but not persons. Delete the statement that the opinion may not be disclosed to any other party.
11. Counsel should not assume facts that it can reasonably verify through a certificate of the company`s officers or other appropriate due diligence. As such, counsel should delete the assumptions in paragraphs b, c, d, e, g, h and j.
12. As the indenture is governed by New York law, either local counsel or King & Spalding, in reliance upon local counsel`s opinion, should opine that the guarantees made by the California companies are binding under New York law.

Exhibits 5.6 and 5.7
13. Since the Indenture is governed by New York law, either local counsel or King & Spalding, in reliance upon local counsel`s opinion, must opine that the guarantees made by the Hungarian and Luxembourg companies are binding under New York law. The opinions filed as exhibits 5.6 and 5.7 are limited to the laws of Hungary and Luxembourg.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Direct questions on disclosure issues to Tamara Brightwell at
(202) 824-5221 or, in her absence, to me at (202) 942-1950.


Sincerely,



Pamela Long
Assistant Director


Cc: 	Tracy Kimmel
	King & Spaulding LLP
	1185 Avenue of the Americas
	New York, New York 10036


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Raymond J. Michovich
Foster Wheeler Ltd.
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